                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          Secure Computing Corporation.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   813705-10-0
                                   -----------
                                 (CUSIP Number)

                             Kristine L. Gabel, Esq.
                          Oppenheimer Wolff & Donnelly
                       45 South Seventh Street, Suite 3400
                          Minneapolis, Minnesota  55402
                                 (612) 607-7000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                         August 5, 1997, August 6, 1997,
                         -------------------------------
                      September 9, 1997 and October 1, 1997
                      -------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [   ]

                          SCHEDULE 13D
CUSIP No. 813705-10-0
-------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Computer Solutions Group (No I.R.S Identification Number)
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [ ]
     (b)   [X]
-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
                  7)   SOLE VOTING POWER
                              -0-
                  -------------------------------------------------------------
                  8)   SHARED VOTING POWER
NUMBER OF                     -0-
SHARES            -------------------------------------------------------------
BENEFICIALLY      9)   SOLE DISPOSITIVE POWER
OWNED BY EACH                 -0-
REPORTING PERSON  -------------------------------------------------------------
WITH:             10)   SHARED DISPOSITIVE POWER
                              -0-
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-
-------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------------------------------

                          SCHEDULE 13D
CUSIP No. 813705-10-0
-------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     1158585 Ontario Inc. (No I.R.S Identification Number)
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [ ]
     (b)   [X]
-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
                  7)   SOLE VOTING POWER
                          1,385,000
                  -------------------------------------------------------------
                  8)   SHARED VOTING POWER
NUMBER OF                    -0-
SHARES            -------------------------------------------------------------
BENEFICIALLY      9)   SOLE DISPOSITIVE POWER
OWNED BY EACH             1,385,000
REPORTING PERSON  -------------------------------------------------------------
WITH:             10)   SHARED DISPOSITIVE POWER
                             -0-
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,385,000
-------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.9%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

                          SCHEDULE 13D
CUSIP No. 813705-10-0
-------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE
PERSON
     Glenn G. Mackintosh (No Social Security Number)
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [ ]
     (b)   [X]
-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
                  7)   SOLE VOTING POWER
                          24,737(1)
                  -------------------------------------------------------------
                  8)   SHARED VOTING POWER
NUMBER OF                 1,385,000
SHARES            -------------------------------------------------------------
BENEFICIALLY      9)   SOLE DISPOSITIVE POWER
OWNED BY EACH             24,737(1)
REPORTING PERSON  -------------------------------------------------------------
WITH:             10)   SHARED DISPOSITIVE POWER
                          1,385,000
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,409,737(1)
-------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.1%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

(1) Includes 1,101 shares of Common Stock held for Mr. Mackintosh's account through the Issuer's Employee Stock Purchase Plan.

                          SCHEDULE 13D
CUSIP No. 813705-10-0
-------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE
PERSON
     Steven Lamb (No Social Security Number)
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [ ]
     (b)   [X]
-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
                  7)   SOLE VOTING POWER
                          23,636
                  -------------------------------------------------------------
                  8)   SHARED VOTING POWER
NUMBER OF                 1,385,000
SHARES            -------------------------------------------------------------
BENEFICIALLY      9)   SOLE DISPOSITIVE POWER
OWNED BY EACH             23,636
REPORTING PERSON  -------------------------------------------------------------
WITH              10)   SHARED DISPOSITIVE POWER
                          1,385,000
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,408,636
-------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.0%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

SCHEDULE 13D/A

     Pursuant to Rule 13d-2(c), this Amendment No. 2 amends the Schedule 13D dated August 29, 1996 and Amendment No. 1 thereto dated July 14, 1997 on behalf of 1158585 Ontario Inc., Computer Solutions Group, Glenn G. Mackintosh and Steven Lamb (collectively, the "Reporting Persons").

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) and (b)    The names and business addresses of the persons filing this statement are as follows:

Computer Solutions Group
c/o Glenn Mackintosh and Steven Lamb
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

1158585 Ontario Inc.
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

Glenn G. Mackintosh
95 Prince Arthur Avenue, Suite 701
Toronto, Ontario
CANADA  M5R 3P6

Steven Lamb
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

     (c) Computer Solutions Group, formerly an Ontario, Canada general partnership, was dissolved effective as of October 1, 1997. 1158585 Ontario Inc. is a holding corporation organized under the laws of Ontario, Canada. Glenn Mackintosh has been a director of Secure Computing Corporation (the "Company" or the "Issuer") since August 1996 and was the Vice President and General Manager of the Firewall Division of the Company from August 1996 to April 1997. Mr. Mackintosh's address is listed in (b) above. Steven Lamb was employed by the Company from August 29, 1996 to October 31, 1996. Mr. Lamb's address is listed in (b) above.

     (d)  The response to this item is negative for all persons listed above.

     (e)  The response to this item is negative for all persons listed above.

     (f) Computer Solutions Group was an Ontario, Canada general partnership. 1158585 Ontario Inc. is a corporation incorporated under the laws of Ontario, Canada. Glenn Mackintosh and Steven Lamb are both citizens of Canada.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See discussion under Item 4.

ITEM 4.   PURPOSE OF TRANSACTION.

     An aggregate of 15,000 shares of Common Stock of the Company were sold by 1158585 Ontario Inc. on September 9, 1997. The subject shares were disposed of pursuant to a Registration Statement on Form S-3 filed by the Issuer on May 1, 1997 (the "Form S-3"). The Form S-3 registered an aggregate of 148,727 shares of Common Stock of the Company held by 1158585 Ontario Inc. and Computer Solutions Group.

     An aggregate of 47,272 shares of Common Stock of the Company were distributed by Computer Solutions Group to its partners on October 1, 1997 in
connection with the dissolution of Computer Solutions Group.   Glenn Mackintosh
and Steven Lamb each received 23,636 shares of Common Stock of the Company as a result of the liquidation of Computer Solutions Group. An option to purchase an aggregate of 56,250 shares of Common Stock of the Issuer was exercised on July 29, 1997 by Mr. Glenn Mackintosh and the underlying shares were sold on August 5, 1997 and August 6, 1997.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) 1158585 Ontario Inc. is the beneficial owner of 1,385,000 shares of Common Stock of the Company, which represents 8.9% of the outstanding Common Stock of the Company. An aggregate of 6.5% of the capital stock of 1158585 Ontario Inc. is owned by the Mackintosh Family Trust and The Lamb Family Trust, of which Glenn Mackintosh and Steven Lamb and their respective family members
are the beneficiaries.   Glenn Mackintosh and Steven Lamb are the sole directors
and the Executive Vice President and the President, respectively, of 1158585 Ontario Inc. and each own 46.75% of 1158585 Ontario Inc.

     Glenn G. Mackintosh is the beneficial owner of 1,409,737 shares of Common Stock (1,101 shares of Common Stock are held for Mr. Mackintosh's account through the Company's Employee Stock Purchase Plan), which represents 9.1% of the outstanding Common Stock of the Company.

     Steven Lamb is the beneficial owner of 1,408,636 shares of Common Stock of the Company, which represents 9.0% of the outstanding Common Stock of the Company.

     (b) 1158585 Ontario Inc. has the sole power to vote and the sole dispositive power over 1,385,000 shares of Common Stock of the Company.

     Glenn G. Mackintosh and Steven Lamb have the shared power to vote and the shared dispositive power over an aggregate of 1,385,000 shares of Common Stock of the Company in connection with their control of 1158585 Ontario Inc.

     Glenn G. Mackintosh has the sole power to vote and the sole dispositive power over 24,737 shares of Common Stock of the Company.

     Steven Lamb has the sole power to vote and the sole dispositive power over 23,636 shares of Common Stock of the Company.

     (c) The only transaction in the Common Stock of the Company that was effected by the Reporting Persons during the past sixty days are the transactions described in Item 4 above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

     (e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 above.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

     Inapplicable.

                                   SIGNATURES
     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 7, 1997                    COMPUTER SOLUTIONS GROUP



                                   By:  /s/ Glenn G. Mackintosh
                                        ------------------------------
                                        Glenn G. Mackintosh
                                        Its:  General Partner



                                   1158585 ONTARIO INC.


                                   By:  /s/ Laurence Gutcher
                                        ------------------------------
                                        Laurence Gutcher
                                        Its:  Secretary


                                   /s/ Glenn G. Mackintosh
                                   -----------------------------------
                                   Glenn G. Mackintosh


                                   /s/ Steven Lamb
                                   -----------------------------------
                                   Steven Lamb